RED PLANET RESORTS, LLC (the "Company") a Connecticut Limited Liability Company

Independent Accountant's Review Report

For The Year Ended December 31, 2025 and 2024

Table of Contents

Tafe LLC
(Formerly Known as True Accounting & Finance Experts)
1000 Brickell Ave, Suite 715
Miami, FL 33131
(786) 823-3420

Independent Accountant's Review Report

To Management
Red Planet Resorts LLC
321 Roxbury Rd,
New Britian, CT 06053

We have reviewed the accompanying financial statements of Red Planet Resorts LLC, which comprise the balance sheets as of December 31, 2025 and 2024, and the related statements of income, member's equity, and cash flows, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Red Planet Resorts LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Tafe LLC
(Formerly known as True Accounting & Finance Experts LLC)
Miami, FL
August 13, 2026

Red Planet Resorts LLC
Balance Sheets
As of December 31, 2025 and December 31, 2024

Assets	**2025**	**2024**
Current assets		
Cash and cash equivalents	$ 2,098	$ 6,361
Inventory	32,339	22,959
Total assets	**34,437**	**29,320**
Liabilities		
Total liabilities	-	-
Member's Equity		
Member's Contributions	113,537	38,704
Member's Draws	(10,467)	(6,467)
Retained Earnings	(68,633)	(2,917)
Total Member's Equity	34,437	29,320
Total Liabilities and member's Equity	**34,437**	**29,320**

The accompanying notes are an integral part of these financial statements.

Red Planet Resorts LLC
Statements of Income
For the Years Ended December 31, 2025 and December 31, 2024

	2025	2024
Revenue	$ 29,856	$ 2,534
Discounts	(15,220)	(2,534)
Revenue, net	14,636	-
Less: Cost of goods sold	2,704	942
Gross Profit (loss)	**11,932**	**(942)**
Operating Expenses		
Advertising and marketing	30,489	10,267
Website	36,452	-
Rent	6,000	-
Professional Fees	2,753	250
Other General and Admin	1,956	-
Total Operating expenses	77,650	10,517
Opearting income (loss)	**(65,718)**	**(11,459)**
Other inome (loss)		
Interest Income	2	2
Donation - Kickstarter	-	8,540
Net Income (loss)	**(65,716)**	**$ (2,917)**

The accompanying notes are an integral part of these financial statements.

Red Planet Resorts LLC

Statement of Member's Equity

For the Years Ended December 31, 2025 and December 31, 2024

	2025	2024
Balance at January 1	$ 29,320	$ -
Member's Contributions	74,833	38,704
Member's Drawings	(4,000)	(6,467)
Net income(loss)	(65,716)	(2,917)
Member's Equity at December 31	**34,437**	**29,320**

The accompanying notes are an integral part of these financial statements.

Red Planet Resorts LLC
Statement of Cash Flows
For The Years Ended December 31, 2025 and December 31, 2024

	2025	2024
Cash flows from operating activities		
Net income (loss)	$ (65,716)	$ (2,917)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Inventory	(9,380)	(22,959)
Net cash used in operating activities	(75,096)	(25,876)
Cash flows from investing activities		
Net cashflows from investing activities	-	-
Net cashflows from financing activities		
Contributions	74,833	38,704
Drawings	(4,000)	(6,467)
Net cash provided by financing activities	70,833	32,237
Net increase (decrease) in cash	**(4,263)**	**6,361**
Cash at beginning of year	6,361	-
Cash at end of year	**2,098**	**6,361**

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Red Planet Resorts LLC (the "Company") is a Connecticut limited liability company that commenced operations in 2024. The Company provides an immersive space-themed entertainment experience through a virtual journey to Mars and sells related space-themed consumer merchandise through its website and other retail and wholesale channels.

NOTE 2 - BASIS OF ACCOUNTING AND CHANGE IN ACCOUNTING METHOD

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification (ASC) 606, Revenue from Contracts with Customers. Revenue is recognized when control of promised goods or services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled. Revenue is recognized at the point of sale, when payment is received and the customer obtains control of the merchandise. In applying ASC 606, the company follows a five-step model:

i. identification of the contract with a customer,
ii. identification of performance obligations,
iii. determination of the transaction price,
iv. allocation of the transaction price to performance obligations, and
v. recognition of revenue when or as performance obligations are satisfied.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, as well as reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of funds held in the business checking account. The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The Company had $2,098 cash balance as of December 31, 2025 and $6,361 as of December 31, 2024.

Inventory

Inventory consists primarily of space-themed merchandise and related consumer products held for sale. Inventory is stated at the lower of cost or net realizable value. Cost is determined using the weighted-average cost method. The Company periodically evaluates inventory for obsolete, slow-moving, or damaged items and records adjustments to reduce inventory to net realizable value, when necessary.

Income Taxes

The Company is treated as a pass-through entity for federal income tax purposes. Accordingly, income taxes are not provided for in the financial statements, as taxable income is reported by the Company's member.

The Company evaluates uncertain tax positions in accordance with applicable accounting standards and recognizes interest and penalties, if any, as a component of income tax expense.

NOTE 4 – MEMBER'S EQUITY

The Company has one member holding a 100% interest. There is no operating agreement establishing preferred returns, capital account maintenance provisions or transfer restrictions.

NOTE 5 – GOING CONCERNS

The Company incurred net losses of $2,917 and $65,716 for the years ended December 31, 2024 and 2025, respectively, and used cash in operating activities of $75,096 during 2025, which was funded through member contributions. As of December 31, 2025, the Company had a cash balance of $2,098 and no committed external source of funding. These conditions raise substantial doubt about the Company's ability to continue as a going concern for a period of one year from the date the financial statements are available to be issued.

Management's plans to address these conditions include a planned equity offering to friends and family through an online crowdfunding portal, in which the Company intends to seek additional funding in exchange for a 10% ownership interest. As of the date these financial statements were available to be issued, this offering had not yet been launched or completed. If successful, the proceeds are intended to fund a national marketing tour and an expansion of the Company's merchandise offerings. Management also intends to convert existing merchandise inventory into cash through wholesale and other retail sales channels.

There is no assurance that management's plans will be successfully implemented. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.